EXHIBIT 99.1

 For Immediate Release: NR14-05

Exeter Resource Corporation Reports Voting Results From Annual Meeting

Vancouver, B.C. – June 18, 2014: Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) today announced the voting results from its annual general and special meeting of shareholders (Annual Meeting) held on Wednesday June 18, 2014, in accordance with Toronto Stock Exchange requirements.  A total of 46,865,441 common shares representing 53.01% of Exeter’s issued and outstanding common shares were voted in connection with the election of directors at the Annual Meeting.  Shareholders voted in favour of all items of business put forth at the meeting including the appointment of PricewaterhouseCoopers LLP as external auditors of Exeter, and the election of all director nominees as follows:

DIRECTOR	% of Votes For
Bryce G. Roxburgh	98.77
Yale R. Simpson	98.73
Robert G. Reynolds	98.06
John C. Simmons	98.70
Julian Bavin	98.43

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: W. Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

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